Exhibit 5.2

May 20, 2021

Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, Michigan, 48168

Ladies and Gentlemen:

I am the Senior Vice President, Chief Legal Officer and Secretary of Cooper-Standard Holdings Inc. (the “Company”) and am delivering this opinion in connection with the preparation and filing of the Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-8 (File No. 333-218127) (the “Original Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of 2,300,000 shares of common stock, par value $.001 per share, of the Company to be issued to eligible participants under the Cooper-Standard Holdings Inc. 2017 Omnibus Incentive Plan (the “2017 Plan”). The Amendment reflects that any shares that were authorized for issuance but remain unissued under the 2017 Plan will become available for issuance under the Cooper Standard Holdings Inc. 2021 Omnibus Incentive Plan (the “2021 Plan”) and that shares that are currently subject to outstanding awards under the 2017 Plan will become available for issuance under the 2021 Plan if such awards under the 2017 Plan subsequently expire, terminate or are otherwise surrendered, canceled, forfeited, or are settled in cash in lieu of shares of the Company’s common stock (including to effect tax withholding).

In so acting, I or attorneys under my supervision have examined the Amendment and have examined and relied upon the original, or a photostatic or certified copy, of such records of the Company, certificates of officers of the Company and of public officials, and such other documents and have made such investigations of fact and law as I have deemed relevant and necessary as the basis for the opinion set forth below. In connection with such examination, I have assumed the genuineness of all signatures appearing on all documents, the legal capacity of all persons signing such documents, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified, conformed or photostatic copies, the accuracy and completeness of all corporate records made available to me by the Company, and the truth and accuracy of all facts set forth in all certificates provided to or examined by me.

Based on the foregoing, I am of the opinion that the shares of common stock which may be issued by the Company pursuant to the 2021 Plan have been duly authorized and when issued in accordance with the terms of the 2021 Plan will be validly issued, fully paid and non-assessable.

This opinion letter is limited to the General Corporation Law of the State of Delaware.

The opinion expressed herein is expressed as of the date hereof and I assume no obligation to advise you of changes in law, fact or other circumstances (or the effect thereof on such opinion) that may come to my attention after such time.

I consent to the filing of this opinion as an exhibit to the Amendment. In giving this consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations promulgated by the Commission thereunder.

Very truly yours,
/s/ Joanna M. Totsky, Esq.
Joanna M. Totsky, Esq. Senior Vice President, Chief Legal Officer and Corporate Secretary